SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 7th February 2008

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

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Issued: Thursday, 7th February 2008, London, U.K.

Preliminary Results Announcement for the year ended 31st December 2007

GSK reports 2007 Business Performance* EPS of 99.1p up 10% CER
Strong fourth quarter business performance EPS growth of 17% CER

GlaxoSmithKline plc (GSK) today announces its unaudited results for the year ended 31st December 2007. The full results are presented under ‘Income Statement’ on pages 9 and 10, and are summarised below.

FINANCIAL RESULTS*

	2007	Growth		Q4 2007	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	22,716	2	(2)	5,974	–	–
Business performance*
Operating profit	7,931	8	2	1,926	14	13
Earnings per share	99.1p	10	4	24.4p	17	16
Total results
Operating profit	7,593	3	(3)	1,588	(7)	(7)
Earnings per share	94.4p	5	(1)	19.6p	(7)	(7)

Total results include restructuring charges of £338 million before tax for the quarter and full year.

BUSINESS PERFORMANCE SUMMARY*

•	GSK delivers 2007 business performance EPS up 10% CER – at high end of guidance

•	2007 dividend of 53p +10%; £6 billion of shares expected to be repurchased in 2008

•	Industry-leading pipeline delivery in 2007, with 10 product approvals including Tykerb, Cervarix and Veramyst

•	Sustained product flow expected – 13 new product opportunities currently filed with regulators, including: Promacta (USA), Rotarix (USA), Treximet (USA) and Synflorix (EU and International)

•	Late stage pipeline enhancement continues with 9 new phase III programmes started in last 12 months – 34 key assets currently in phase III/registration

•	Consumer Healthcare delivers strong 2007 performance, with sales up 14% to £3.5 billion

•	In 2008, GSK expects that the impact of lower Avandia sales together with increased generic competition will lead to a mid-single digit percentage decline in business performance EPS, at constant exchange rates

•	Currency – 2007 Sterling EPS growth adversely impacted by 6 percentage points due to currency movements

*	Management reports business performance, a supplemental non-IFRS measure which excludes significant one-off restructuring charges, as it believes this is useful to an understanding of the Group’s performance. 2007 business performance results exclude restructuring charges of £338 million before tax relating to the new Operational Excellence programme which commenced in October 2007.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. All commentaries are presented in terms of CER and compare 2007 business performance results with 2006 total results, unless otherwise stated. See ‘Accounting Presentation and Policies’ on page 23.`

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Commenting on GSK’s performance for 2007 and outlook, JP Garnier, Chief Executive Officer, said:
“Despite a significant setback on Avandia, good sales performance from other areas of our broad portfolio enabled GSK to deliver 10% EPS growth in 2007 – at the high end of our guidance.

The decline in Avandia sales, together with increased generic competition in the USA, will adversely impact our earnings in 2008, but looking ahead we remain confident in GSK’s future. Our fast-growing vaccines business, the resurgence of our consumer healthcare division and the strong performance of many key pharmaceutical products are all providing contributions to growth. The momentum of our late-stage pipeline continues to enhance our business and is producing a significant renewal of our product line – last year GSK received a record 10 product approvals and this year expects regulatory decisions on more than 10 new product opportunities.”

PHARMACEUTICAL UPDATE

Total pharmaceutical turnover was level for 2007 at £19.2 billion. In the United States, turnover fell 3% to £9.3 billion for the year, due to a substantial reduction in Avandia sales and generic competition to Flonase, Wellbutrin XL, Zofran and Coreg IR.

Turnover in Europe was up 2% to £5.7 billion, with good performances from Seretide, vaccines and newer products offsetting the impact of generic competition and continued pricing pressure from European governments. Turnover in International was £4.3 billion, up 6%, with good growth reported in Japan (sales +10% to £867 million).

Seretide/Advair sales up 10% to £3.5 billion

Sales of Seretide/Advair, for asthma and COPD, rose 9% to £1.9 billion in the USA. In Europe, sales grew 9% to £1.2 billion and in International sales grew by 23% to £372 million, enhanced by its launch in Japan in June.

GSK continues to see increased use of Seretide/Advair in the treatment of COPD and is in ongoing discussions with the FDA to expand the indication for use in this patient group, including assessment of data supporting a claim for reduction of exacerbations.

Vaccine sales up 20% to £2 billion driven by strong US performance

Vaccine sales grew strongly across all regions with US sales up 44% for the year to £628 million, sales in Europe up 14% to £814 million and sales in International markets up 8% to £551 million.

In the USA, sales of hepatitis vaccines grew 33% to £199 million, and sales of Infanrix/Pediarix, rose 23% to £196 million.

GSK’s pre-pandemic influenza vaccine achieved sales of £146 million for the year and discussions regarding further orders continue with governments.

Sales of new two-dose vaccine, Rotarix, to prevent rotavirus gastroenteritis, doubled to £91 million in 2007 with strong growth in both Europe and International. In the USA, the FDA accepted the Rotarix file for review in August last year and GSK expects a response in the first half of this year.

Cervarix, GSK’s vaccine to prevent cervical cancer, has been approved in 51 countries around the world, and negotiations with governments regarding reimbursement and tender decisions are ongoing. Further licensing applications have been submitted in 27 countries including Japan, where the vaccine has been granted priority review. In the USA, the FDA issued a Complete Response letter in December, to the company’s licence application made earlier in the year. GSK plans to submit a response to the FDA in the second quarter and will continue discussions with the agency regarding the application.

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Avandia product group sales declined to £1.2 billion

Sales of Avandia products, for the treatment of type 2 diabetes, fell 29% to £780 million in the USA, with fourth quarter sales down 55% to £130 million, following publication in May of a meta-analysis. Outside the USA, sales in Europe grew 4% for the year to £227 million, and in International markets, sales declined 7% to £212 million.

Other key pharmaceutical growth drivers delivered combined sales of £2.9 billion, up 25%

Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 18% to £1.1 billion, driven by sales in the USA which were up 26% to £892 million. The company expects to respond to the FDA’s approvable letter for Lamictal XR around mid-year.

Sales of Valtrex, for herpes, rose 18% to £934 million, with US sales up 20% to £668 million, driven by increased use of the product for prevention of transmission. Sales in Europe grew 9% to £120 million and in International grew 13% to £146 million.

Sales of Requip, for Parkinson’s Disease/Restless Legs Syndrome, grew 36% to £346 million. Requip XL, a new once-daily formulation for Parkinson’s Disease, has now been approved in 13 European countries and launched in 7 markets. Further European approvals are anticipated during 2008. In the USA, GSK expects a response from the FDA on its application for Requip XL during the first half of 2008.

Avodart, for benign prostatic hyperplasia (enlarged prostate), continued to perform strongly with sales up 38% to £285 million for the year. Positive data from the CombAT study (assessing use of Avodart and the alpha-blocker, tamsulosin, as combination therapy) were recently published in the Journal of Urology. GSK has filed for a co-prescription indication in the USA, Europe and other International markets. A response is expected from the FDA during the second quarter of 2008.

GSK’s co-promotion income for Boniva/Bonviva, the only once-monthly medicine for post-menopausal osteoporosis, was up 79% to £161 million.

Arixtra, for deep vein thrombosis and pulmonary embolism, delivered strong growth with sales up 81% to £100 million. Sales grew strongly in Europe (up 70% to £39 million), following approval last year for the treatment of specific acute coronary syndromes (ACS). The ACS approval was supported by data showing that Arixtra had similar efficacy to Lovenox, but Arixtra patients had a significantly lower risk of bleeding and a significant mortality benefit compared to Lovenox. In the USA, GSK anticipates submitting a response to the FDA’s approvable letter for a potential ACS indication in the first half of 2008.

Newly launched NCEs

Tykerb/Tyverb, for breast cancer, achieved sales of £51 million for the year, with US sales of £36 million following successful launch of the product in March. In December, the EMEA granted a positive opinion for approval of Tyverb and a decision for approval from Japanese regulatory authorities is expected later this year.

Veramyst/Avamys, for allergic rhinitis, generated sales of £21 million, following launch in the USA in June 2007. In January 2008, GSK received European approval for Avamys nasal spray to treat allergic rhinitis in adults and children. A licence application is currently under review with regulatory authorities in Japan.

Altabax/Altargo, a first in class antibacterial for treatment of skin infections, recorded initial sales of £11 million following approval in 2007. As a novel topical antibacterial, Altabax/Altargo provides physicians with an effective new treatment option, requiring half as many doses in fewer days than other topical antibiotics, and has shown a low potential for the development of resistance.

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Other products

Total sales of HIV products were over £1.4 billion, down 1%. Competition to older products, Combivir (-10% to £455 million) and Epivir (-20% to £156 million), was partially offset by strong sales growth of new products Epzicom/Kivexa (+39% to £324 million) and Lexiva (+13% to £141 million).

Sales of Relenza, an antiviral treatment for flu, were £262 million, more than double the prior year, driven primarily by one-off government orders for stockpiling against a possible flu pandemic.

Sales of Imitrex/Imigran, for migraine were £685 million, up 3%, with sales growth in the USA (up 9% to £558 million) offset by the impact of generic competition in other regions.

Sales of Coreg products, for heart disease, fell 18% to £587 million, following the introduction of generic competition to Coreg IR in September. Sales of Coreg CR, which was launched in March 2007, were £88 million.

Other product sales affected by generic competition were Wellbutrin (-37% to £529 million), Flonase (-34% to £199 million) and Zofran (-77% to £196 million).

Fourth quarter pharmaceutical turnover down 2% to £5.0 billion

Fourth quarter pharmaceutical performance was impacted by declining US turnover, which was down 8% to £2.3 billion adversely impacted by lower Avandia sales and generic competition to Coreg IR, Flonase, Wellbutrin XL and Zofran. In Europe, total pharmaceutical turnover grew 4% to almost £1.6 billion and in International markets rose 6% to £1.2 billion.

PHARMACEUTICAL PIPELINE UPDATE

R&D pipeline progress

In 2007, GSK maintained momentum in delivering its late-stage pipeline, receiving 10 product approvals and filing 10 product applications. GSK currently has 13 new product opportunities filed with regulators. GSK also commenced 9 new phase III clinical development programmes in 2007 and now has 34 key assets in phase III/registration.

2007 Approvals	Products currently filed	2007 progressed into Phase III

Adoair (Japan)	Avodart & alpha blocker co-Rx	belimumab* (LymphoStat B)
Altabax/Altargo* (USA & EU)	Cervarix (USA & Japan)	elesclomol*
Arixtra ACS (EU)	Entereg POI*+	GSK 1838262* (XP13512)
Arixtra VTE (Japan)	H5N1 vaccine* (EU)	MAGE-A3 therapeutic vaccine*
Atriance (EU)	Kinrix (USA)	MenACWY vaccine*
Cervarix* (EU)	Lamictal XR (USA)	ofatumumab* (RA)
Requip XL (EU)	Lunivia* (EU)	Promacta* (Hep C)
Tykerb* (USA & EU)	Promacta* (USA)	Tykerb + Armala* (IBC)
Veramyst* (USA)	Requip XL (USA)	Tykerb (Head & Neck)
Wellbutrin XL (EU)	Rotarix (USA)
Synflorix* (EU & Int’l)
Treximet+
Volibris* (EU)

* Bold = NCEs (first launch in major market or currently in clinical development)
+ Additional data filed in 2007

Recent filings

In December, GSK filed Promacta, an oral platelet growth factor therapy, with the FDA for the short-term treatment of chronic idiopathic thrombocytopenic purpura. Also in December, new data from the ongoing EXTEND study were presented at the American Society of Haematology meeting demonstrating that Promacta sustains increased platelet counts during long-term treatment. Following completion of an ongoing phase III study (RAISE), GSK intends to file Promacta for use as a long-term treatment during the second half of 2008.

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GSK filed Synflorix, for approval in Europe and International markets in December. With a dual mode of action against S. pneumoniae and non-typeable Haemophilus influenzae, Synflorix has the potential to protect children against invasive pneumococcal disease beyond that offered by current vaccines, and bacterial respiratory infections such as acute middle ear infections (otitis media).

In January, additional supportive data for Treximet, a new treatment for acute migraine, were submitted to the FDA. Treximet is a combination of gold-standard migraine treatment, sumatriptan, and naproxen sodium in a single tablet designed to target multiple mechanisms of migraine with enhanced efficacy and duration of treatment response. A decision regarding the licence application for Treximet is expected from the FDA during the first half of 2008.

An FDA Advisory Committee meeting was held in January to discuss use of Entereg for the management of post-operative ileus (POI). A decision from the FDA is expected in early February.

Q4 late-stage pipeline progress

GSK1838262 – results from a second positive phase III trial demonstrating the potential of ’262 as a treatment for Restless Legs Syndrome were announced last month. Additional phase III data are expected during the first quarter of 2008, with an FDA filing planned for the third quarter.

Rezonic – positive data from two phase III trials in chemotherapy-induced nausea and vomiting were received in 2007 and GSK expects to file Rezonic for use in this indication and for the treatment of postoperative nausea and vomiting in 2008.

ofatumumab – two phase III studies to assess use of ofatumumab to treat rheumatoid arthritis were initiated in November. In addition, a phase II study in diffuse large B-cell lymphoma commenced in December.

Tykerb+Armala (pazopanib) – phase III trials commenced in December 2007 with an initial study evaluating use of the combination to treat women with metastatic inflammatory breast cancer. This will be the first trial of its kind to be conducted without the use of chemotherapy.

elesclomol (formerly STA-4783) – progressed into phase III development for treatment of metastatic melanoma in November. In January 2008 elesclomol was granted US orphan drug designation for this indication.

Horizon – during the fourth quarter, GSK advanced its development programme for a next-generation once daily combination product for the treatment of asthma into late-stage clinical trials. Large phase IIb asthma studies for ‘698, an inhaled corticosteroid, and ‘444, a long-acting beta agonist, were initiated with results expected during the second half of 2008.

darapladib (LpPLA2 inhibitor for treatment of atherosclerosis) – phase II dose-ranging data will be presented at the American College of Cardiology meeting in March. Data from the IBIS 2 imaging study will shortly be submitted to a major medical journal.

Q4 acquisitions and collaborations

In December, GSK acquired Reliant Pharmaceuticals and its portfolio of speciality medicines combating heart disease, including US marketing rights to Lovaza (omega-3-acid ethyl esters). Lovaza is the only prescription omega-3 medicine approved by the FDA for the treatment of adult patients with very high levels of triglycerides and generated net sales of £157 million, in 2007, representing an increase of 104% over 2006.

GSK strengthened its oncology portfolio in December by exercising its option with Exelixis to develop XL880, a small molecule compound currently in phase II trials in patients with papillary renal cell carcinoma, gastric cancer and head and neck cancer.

During the fourth quarter, GSK formed a number of worldwide strategic alliances to discover, develop and market candidate compounds. These include an alliance with OncoMed to develop novel antibody therapeutics to target cancer stem cells, Santaris to develop compounds based on unique locked nucleic acid technology against viral diseases and Galapagos to develop novel antibacterials and antivirals.

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CONSUMER HEALTHCARE UPDATE

Consumer Healthcare delivers strong 2007 performance with sales up 14% to nearly £3.5 billion

Consumer Healthcare maintained strong growth momentum with total sales up 14% to nearly £3.5 billion. In the USA, sales grew 30% to £990 million. In Europe, sales grew 7% to £1.6 billion and, in International, sales grew 10% to £934 million.

•	Over-the-counter medicine sales grew 20% to £1.7 billion, with Panadol up 14% to £262 million and alli sales of £150 million since launch in the USA in June. Smoking Control products declined 6% to £314 million. Breathe Right and FiberChoice, added to the portfolio with the acquisition of CNS in December 2006, achieved combined sales of £81 million.

•	Oral care sales grew 8% to over £1 billion. Sales of Aquafresh were up 12% to £308 million, helped by the success of new Aquafresh White Trays. Sensodyne also grew strongly, up 16% for the year to £293 million, driven by a successful launch of Sensodyne ProNamel.

•	Nutritional healthcare products sales grew 9% to £716 million. Lucozade grew 16% to £347 million, and Horlicks grew 12% to £174 million. Ribena sales were down 7% to £156 million.

FINANCIAL REVIEW

Dividends

The Board has declared a fourth interim dividend of 16 pence per share resulting in a dividend for the year of 53 pence, a five pence increase over the dividend of 48 pence per share for 2006. The equivalent interim dividend receivable by ADR holders is 62.7264 cents per ADS based on an exchange rate of £1/$1.9602. The ex-dividend date will be 13th February 2008, with a record date of 15th February 2008 and a payment date of 10th April 2008.

Share buy-back programme

GSK repurchased £3,750 million of shares in 2007 of which £3,537 million are held as Treasury shares and £213 million have been cancelled. Share repurchases of £2.5 billion were made as part of the new £12 billion share buy-back programme announced in July 2007. A further £6 billion of repurchases under this programme are expected in 2008.

Operational Excellence

GSK announced in October 2007 a significant new £1.5 billion Operational Excellence programme to improve the effectiveness and productivity of its operations.

This new programme is expected to deliver annual pre-tax savings of £700 million by 2010. GSK expects to realise the majority of annual savings within the first two years of the programme, with approximately £350 million expected by 2008 and £550 million by 2009. These savings will partly mitigate the expected impact to 2008 earnings from generic competition and lower Avandia sales and the associated adverse impact on GSK’s gross margin.

In Q4 2007, GSK has introduced a 3-column approach to the income statement. ‘Business Performance’ shows GSK’s underlying results excluding restructuring costs related to the new Operational Excellence programme announced in October 2007 and significant acquisitions. There were no significant acquisition-related restructuring costs incurred in 2006 or 2007. The middle column shows restructuring costs and the ‘Total’ column shows the full IFRS statutory results.

One-off charges of £338 million before tax relating to the new Operational Excellence programme were recorded in Q4 2007.

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Operating profit and earnings per share – full year

Business performance operating profit of £7,931 million increased by 8% in CER terms compared with 2006 and was above turnover growth of 2% in CER terms, reflecting lower SG&A and R&D costs and higher other operating income.

In the year, gains from asset disposals were £109 million (£169 million in 2006), costs for legal matters were £255 million (£333 million in 2006), fair value movements on financial instruments resulted in an income of £41 million (income of £29 million in 2006) and charges related to previous restructuring programmes were £92 million (£205 million in 2006). The business performance operating profit impact of these items was a £197 million charge in 2007 (£340 million charge in 2006).

Business performance profit after taxation increased by 8% in CER terms, in line with the increase in operating profit as a lower tax rate for the year was offset by higher net interest costs.

Business performance EPS of 99.1 pence increased 10% in CER terms (4% increase in sterling terms) compared with 2006. The adverse currency impact of 6 percentage points on EPS growth predominantly reflected the strength of sterling against the US dollar.

Total operating profit, including restructuring costs of £338 million, was £7,593 million and total EPS was 94.4 pence.

Operating profit and earnings per share – Q4 2007

Business performance operating profit of £1,926 million increased by 14% in CER terms compared with Q4 2006 and was above flat turnover growth, reflecting lower SG&A and R&D costs and higher other operating income.

Costs of goods increased to 25.6% (2006: 24.2%) reflecting unfavourable product and regional mix and one-off items including stock write-offs. Excluding one-off items, cost of goods was approximately 24.2% of turnover.

In the quarter, gains from asset disposals were £20 million (£3 million in 2006), costs for legal matters were £62 million (£81 million in 2006), fair value movements on financial instruments resulted in income of £51 million (£46 million income in 2006) and charges related to previous restructuring programmes were £43 million (£132 million in 2006). The business performance operating profit impact of these items was a £34 million charge in 2007 (£164 million charge in 2006).

Business performance profit after taxation increased by 12% in CER terms, which was slightly lower than the growth in operating profit and reflected higher net interest costs partly offset by a lower tax rate. Business performance EPS of 24.4 pence increased 17% in CER terms (16% increase in sterling terms) compared with 2006, benefiting from the movements highlighted in the previous paragraph.

Total operating profit for the quarter, including restructuring costs, was £1,588 million and total EPS was 19.6 pence.

Currencies

The 2007 results are based on average exchange rates, principally £1/$2.00, £1/Euro 1.46 and £1/Yen 235. The period-end exchange rates were £1/$1.99, £1/Euro 1.36 and £1/Yen 222. If exchange rates were to hold at the average January 2008 levels (£1/$1.99, £1/Euro 1.35 and £1/Yen 217) for the rest of the year, the positive currency impact on business performance EPS growth for the full-year would be around 3 percentage points.

Earnings guidance

In 2008, GSK expects that the impact of lower Avandia sales together with increased generic competition will lead to a mid-single digit percentage decline in business performance EPS, at constant exchange rates.

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GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Claire Brough	(020) 8047 5502
		Alice Hunt	(020) 8047 5502
		Joss Mathieson	(020) 8047 5502
		Gwenan White	(020) 8047 5502

	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, Entereg is a trademark of the Adolor Corporation in the USA and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report 2006.

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     INCOME STATEMENT
Year ended 31st December 2007

	Business
	performance		Restructuring	Total	Total
	2007	Growth	2007	2007	2006
	£m	CER%	£m	£m	£m

Turnover:
Pharmaceuticals	19,233	–		19,233	20,078
Consumer Healthcare	3,483	14		3,483	3,147

TURNOVER	22,716	2		22,716	23,225

Cost of sales	(5,206)	6	(111)	(5,317)	(5,010)

Gross profit	17,510	1	(111)	17,399	18,215

Selling, general and administration	(6,817)	(2)	(137)	(6,954)	(7,257)
Research and development	(3,237)	(3)	(90)	(3,327)	(3,457)
Other operating income	475			475	307

Operating profit:
Pharmaceuticals	7,191	8	(334)	6,857	7,125
Consumer Healthcare	740	11	(4)	736	683

OPERATING PROFIT	7,931	8	(338)	7,593	7,808

Finance income	262			262	287
Finance expense	(453)			(453)	(352)
Share of after tax profits of associates and joint ventures	50			50	56

PROFIT BEFORE TAXATION	7,790	6	(338)	7,452	7,799

Taxation (includes total overseas tax of £1,756 million (2006: £1,912 million)	(2,219)		77	(2,142)	(2,301)
Tax rate %	28.5%			28.7%	29.5%

PROFIT AFTER TAXATION FOR THE PERIOD	5,571	8	(261)	5,310	5,498

Profit attributable to minority interests	96		–	96	109
Profit attributable to shareholders	5,475		(261)	5,214	5,389

	5,571		(261)	5,310	5,498

EARNINGS PER SHARE	99.1p	10		94.4p	95.5p

Diluted earnings per share	98.3p			93.7p	94.5p

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INCOME STATEMENT
Three months ended 31st December 2007

	Business
	performance		Restructuring	Total	Total
	Q4 2007	Growth	Q4 2007	Q4 2007	Q4 2006
	£m	CER%	£m	£m	£m

Turnover:
Pharmaceuticals	5,047	(2)		5,047	5,136
Consumer Healthcare	927	11		927	823

TURNOVER	5,974	–		5,974	5,959

Cost of sales	(1,528)	5	(111)	(1,639)	(1,445)

Gross profit	4,446	(1)	(111)	4,335	4,514

Selling, general and administration	(1,686)	(13)	(137)	(1,823)	(1,934)
Research and development	(953)	(2)	(90)	(1,043)	(980)
Other operating income	119			119	100

Operating profit:
Pharmaceuticals	1,707	15	(334)	1,373	1,501
Consumer Healthcare	219	8	(4)	215	199

OPERATING PROFIT	1,926	14	(338)	1,588	1,700

Finance income	52			52	83
Finance expense	(119)			(119)	(86)
Share of after tax profits of associates and joint ventures	10			10	13

PROFIT BEFORE TAXATION	1,869	10	(338)	1,531	1,710

Taxation	(532)		77	(455)	(505)
Tax rate %	28.5%			29.7%	29.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,337	12	(261)	1,076	1,205

Profit attributable to minority interests	19		–	19	24
Profit attributable to shareholders	1,318		(261)	1,057	1,181

	1,337		(261)	1,076	1,205

EARNINGS PER SHARE	24.4p	17		19.6p	21.0p

Diluted earnings per share	24.2p			19.4p	20.8p

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PHARMACEUTICAL TURNOVER
Year ended 31st December 2007

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	5,032	5	2,377	4	1,772	4	883	10
Seretide/Advair	3,499	10	1,891	9	1,236	9	372	23
Flixotide/Flovent	621	(1)	284	3	161	(8)	176	(2)
Serevent	269	(4)	74	(7)	134	(5)	61	–
Flixonase/Flonase	199	(34)	72	(60)	51	–	76	5

CENTRAL NERVOUS SYSTEM	3,348	(2)	2,377	(1)	513	(14)	458	6
Seroxat/Paxil	553	(6)	143	(12)	122	(19)	288	5
Paxil IR	400	(6)	7	(63)	122	(19)	271	4
Paxil CR	153	(4)	136	(6)	–	–	17	13
Wellbutrin	529	(37)	512	(38)	4	100	13	(13)
Wellbutrin IR, SR	75	(23)	63	(26)	2	–	10	–
Wellbutrin XL	454	(39)	449	(39)	2	–	3	(40)
Imigran/Imitrex	685	3	558	9	89	(25)	38	(2)
Lamictal	1,097	18	892	26	145	(18)	60	13
Requip	346	36	238	46	91	11	17	64

ANTI-VIRALS	3,028	13	1,494	19	870	1	664	13
HIV	1,442	(1)	637	(2)	612	(2)	193	5
Combivir	455	(10)	195	(11)	192	(12)	68	(1)
Trizivir	233	(9)	120	(8)	99	(13)	14	7
Epivir	156	(20)	53	(16)	67	(26)	36	(14)
Ziagen	109	(3)	45	2	37	(10)	27	(4)
Agenerase, Lexiva	141	13	78	14	53	10	10	22
Epzicom/Kivexa	324	39	142	23	149	54	33	74

Herpes	1,041	15	678	20	151	4	212	6
Valtrex	934	18	668	20	120	9	146	13
Zovirax	107	(8)	10	–	31	(11)	66	(7)

Zeffix	168	8	13	8	24	4	131	9
Relenza	262	>100	131	–	76	21	55	>100

METABOLIC	1,514	(15)	895	(24)	294	15	325	(2)
Avandia products	1,219	(22)	780	(29)	227	4	212	(7)
Avandia	877	(34)	592	(40)	113	(10)	172	(14)
Avandamet	292	49	147	85	111	20	34	35
Avandaryl	50	26	41	10	3	–	6	>100
Bonviva/Boniva	161	79	115	49	45	>100	1	–

VACCINES	1,993	20	628	44	814	14	551	8
Hepatitis	529	14	199	33	235	3	95	8
Influenza	320	93	193	>100	93	>100	34	(19)
Infanrix/Pediarix	543	9	196	23	275	(3)	72	26
Boostrix	66	15	40	5	19	27	7	75
Rotarix	91	>100	–	–	23	>100	68	79
Cervarix	10	–	–	–	9	–	1	–

CARDIOVASCULAR AND UROGENITAL	1,554	–	970	(2)	412	3	172	7
Coreg	587	(18)	581	(19)	–	–	6	17
Coreg CR	88	–	88	–	–	–	–	–
Coreg IR	499	(31)	493	(31)	–	–	6	–
Levitra	49	23	47	24	2	100	–	–
Avodart	285	38	175	44	86	23	24	56
Arixtra	100	81	55	88	39	70	6	100
Fraxiparine	184	(12)	–	–	160	(12)	24	(17)
Vesicare	50	69	50	69	–	–	–	–

ANTI-BACTERIALS	1,330	(1)	195	(3)	612	(3)	523	3
Augmentin	530	(6)	67	(23)	250	(7)	213	5

ONCOLOGY AND EMESIS	477	(54)	272	(65)	139	(10)	66	(14)
Zofran	196	(77)	78	(88)	71	(34)	47	(21)
Hycamtin	119	10	70	6	42	21	7	–
Tykerb	51	–	36	–	13	–	2	–

OTHER	957	1	65	(18)	266	–	626	4
Zantac	168	(24)	33	(51)	42	(19)	93	(8)

	19,233	–	9,273	(3)	5,692	2	4,268	6

Pharmaceutical turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER
Three months ended 31st December 2007

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,363	8	632	7	478	5	253	12
Seretide/Advair	958	12	513	9	336	10	109	37
Flixotide/Flovent	175	2	81	8	44	–	50	(6)
Serevent	71	(5)	19	(9)	35	–	17	(11)
Flixonase/Flonase	32	(35)	1	–	12	–	19	–

CENTRAL NERVOUS SYSTEM	899	1	637	1	133	(8)	129	9
Seroxat/Paxil	151	(7)	39	(18)	29	(23)	83	8
Paxil IR	112	(2)	5	33	29	(23)	78	7
Paxil CR	39	(18)	34	(22)	–	–	5	25
Wellbutrin	130	(36)	125	(38)	1	–	4	25
Wellbutrin IR, SR	16	(32)	13	(41)	–	–	3	33
Wellbutrin XL	114	(36)	112	(37)	1	–	1	–
Imigran/Imitrex	187	11	153	16	24	(8)	10	(9)
Lamictal	301	21	247	27	38	(10)	16	21
Requip	95	26	64	29	25	14	6	67

ANTI-VIRALS	791	13	392	23	207	(7)	192	18
HIV	359	(1)	155	(4)	156	1	48	4
Combivir	108	(10)	45	(16)	45	(10)	18	13
Trizivir	56	(10)	28	(9)	25	(8)	3	(25)
Epivir	37	(16)	13	(7)	15	(22)	9	(20)
Ziagen	28	(4)	11	–	9	(10)	8	–
Agenerase, Lexiva	36	9	19	–	14	8	3	67
Epzicom/Kivexa	90	29	37	18	43	45	10	14

Herpes	283	19	184	24	41	6	58	13
Valtrex	255	23	181	26	33	11	41	20
Zovirax	28	(10)	3	(50)	8	(11)	17	–

Zeffix	42	(2)	3	33	6	–	33	(6)
Relenza	75	>100	41	–	4	(91)	30	>100

METABOLIC	321	(33)	166	(47)	79	7	76	(13)
Avandia products	231	(44)	130	(55)	57	(5)	44	(28)
Avandia	160	(52)	99	(59)	25	(20)	36	(33)
Avandamet	64	(7)	26	(19)	31	7	7	(11)
Avandaryl	7	(57)	5	(71)	1	–	1	–
Bonviva/Boniva	52	59	38	39	15	>100	(1)	–

VACCINES	634	18	204	29	258	24	172	1
Hepatitis	147	13	54	28	65	3	28	12
Influenza	174	62	99	68	56	(70)	19	(20)
Infanrix/Pediarix	137	(2)	44	(4)	74	(4)	19	12
Boostrix	13	(28)	6	(54)	5	–	2	–
Rotarix	39	70	–	–	7	>100	32	60
Cervarix	9	–	–	–	9	–	–	–

CARDIOVASCULAR AND UROGENITAL	298	(31)	136	(51)	113	5	49	26
Coreg	23	(91)	23	(91)	–	–	–	–
Coreg CR	33	–	34	–	–	–	(1)	–
Coreg IR	(10)	–	(11)	–	–	–	1	–
Levitra	11	–	11	–	2	–	(2)	–
Avodart	83	36	49	44	26	26	8	17
Arixtra	29	43	16	42	11	57	2	–
Fraxiparine	51	(9)	–	–	43	(9)	8	(11)
Vesicare	14	67	14	67	–	–	–	–

ANTI-BACTERIALS	370	2	52	(5)	176	2	142	6
Augmentin	146	(2)	15	(36)	71	1	60	9

ONCOLOGY AND EMESIS	100	(54)	45	(72)	38	9	17	(6)
Zofran	22	(88)	(7)	–	17	(24)	12	(21)
Hycamtin	31	11	17	–	12	25	2	50
Tykerb	19	–	12	–	5	–	2	–

OTHER	271	4	33	89	80	(4)	158	(2)
Zantac	43	(22)	7	(56)	11	(23)	25	–

	5,047	(2)	2,297	(8)	1,562	4	1,188	6

Pharmaceutical turnover includes co-promotion income.

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CONSUMER HEALTHCARE TURNOVER
Year ended 31st December 2007

	2007	Growth
	£m	CER%

Over-the-counter medicines	1,718	20
Analgesics	410	11
Dermatological	175	10
Gastrointestinal	262	9
Respiratory tract	244	45
Smoking control	314	(6)
Natural wellness support	125	(3)
Weight management	150	–

Oral care	1,049	8
Nutritional healthcare	716	9

Total	3,483	14

CONSUMER HEALTHCARE TURNOVER
Three months ended 31st December 2007

	Q4 2007	Growth
	£m	CER%

Over-the-counter medicines	480	18
Analgesics	106	9
Dermatological	48	14
Gastrointestinal	68	6
Respiratory tract	83	41
Smoking control	86	(15)
Natural wellness support	35	3
Weight management	40	–

Oral care	275	3
Nutritional healthcare	172	8

Total	927	11

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FINANCIAL REVIEW – INCOME STATEMENT

Operating profit – business performance

		2007		2006		Growth

		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Turnover	22,716	100.0	23,225	100.0	2	(2)

Cost of sales	(5,206)	(22.9)	(5,010)	(21.6)	6	4
Selling, general and administration	(6,817)	(30.0)	(7,257)	(31.2)	(2)	(6)
Research and development	(3,237)	(14.3)	(3,457)	(14.9)	(3)	(6)
Other operating income	475	2.1	307	1.3

Operating profit	7,931	34.9	7,808	33.6	8	2

Business performance operating margin increased 1.3 percentage points, as sterling operating profit increased 2% while sterling turnover declined 2%.

Cost of sales as a percentage of turnover increased by 1.3 percentage points. At constant exchange rates, cost of sales as a percentage of turnover increased by 0.8 percentage points, reflecting unfavourable product and regional mix.

SG&A costs as a percentage of turnover decreased 1.2 percentage points compared with 2006.

R&D expenditure declined 0.6 percentage points reflecting lower charges related to old restructuring activity and lower impairment charges. Excluding these items, expenditure was in line with last year. Pharmaceuticals R&D expenditure represented 16.2% (2006: 16.7%) of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £475 million in 2007 (2006: £307 million). The increase is primarily due to higher royalty income (£216 million in 2007 compared with £94 million in 2006), favourable fair value movements on financial instruments (£41 million in 2007 compared with £29 million in 2006), and the Roche litigation settlement relating to carvedilol, partially offset by lower asset disposal profits.

Operating profit – total results

Total operating profit for 2007 was £7,593 million, up 3% CER, but down 3% in sterling terms compared with 2006. This included £338 million of restructuring charges under the new Operational Excellence programme; £111 million was charged to cost of sales, £137 million to SG&A and £90 million to R&D. There were no such charges in 2006.

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Taxation

The charge for taxation on business performance profit, amounting to £2,219 million, represents an effective tax rate of 28.5% (2006 – 29.5%). The charge for taxation on total profit amounts to £2,142 million. The Group’s balance sheet at 31st December 2007 included a tax payable liability of £826 million and a tax recoverable asset of £58 million.

The Group’s main open tax issues are in the UK, the US, Canada and Japan.

GSK continues to be in dispute with HMRC primarily in respect of transfer pricing and Controlled Foreign Companies (‘CFC’) matters for the years 1994 to date. HMRC have not yet formalised claims in respect of these matters and GSK is seeking to resolve them in discussions with HMRC. There continues however to be a wide difference between the Group and HMRC positions, which may ultimately need to be settled by litigation.

Following its audit of the period 2001 to 2003, the IRS has in Notices of Proposed Adjustment challenged deductions arising from intercompany financing arrangements for those years, which the company disagrees with and will vigorously contest. GSK estimates that the IRS claim for tax and interest at 31st December 2007 net of federal tax relief for these years, is $680 million. GSK believes, supported by external professional advice, that this claim has no merit and that no adjustment is warranted. If, contrary to GSK’s view, the IRS prevailed in its argument before a court, the company would expect to have an additional liability for the four year unaudited period 2004-2007 proportionate to its liability for the three year audited period 2001-2003. In the event that the company is not able to resolve this issue with the IRS, a court decision would not be expected before 2010.

Lower courts in Japan have upheld claims by the tax authorities for Yen 39 billion (£177 million) relating to Japanese CFC legislation. The company has paid and fully provided for the full tax but is pursuing a claim for refund to the Japanese Supreme Court. In Canada a court hearing in respect of transfer pricing in the early 1990s was completed in July 2007. GSK is still awaiting the court’s judgement.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing and other taxation issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	2007	2006
	millions	millions

Weighted average number of shares – basic	5,524	5,643
Dilutive effect of share options and share awards	43	57

Weighted average number of shares – diluted	5,567	5,700

	Q4 2007	Q4 2006
	millions	millions

Weighted average number of shares – basic	5,405	5,618
Dilutive effect of share options and share awards	38	51

Weighted average number of shares – diluted	5,443	5,669

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st December 2007, was 5,375 million (31st December 2006: 5,603 million).

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Dividends

	Paid/	Pence per
	payable	share	£m

2007
First interim	12th July 2007	12	670
Second interim	11th October 2007	12	667
Third interim	10th January 2008	13	708
Fourth interim	10th April 2008	16	860

		53	2,905

2006
First interim	6th July 2006	11	619
Second interim	5th October 2006	11	620
Third interim	4th January 2007	12	671
Fourth interim	12th April 2007	14	785

		48	2,695

The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The third and fourth interim dividends for 2007 have not been recognised in these results.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2007	2006
	£m	£m

Exchange movements on overseas net assets	425	(390)
Tax on exchange movements	21	(78)
Fair value movements on available-for-sale investments	(99)	84
Deferred tax on fair value movements on available-for-sale investments	19	(15)
Exchange movements on goodwill in reserves	(14)	31
Actuarial gains on defined benefit plans	671	429
Deferred tax on actuarial movements in defined benefit plans	(195)	(161)
Fair value movements on cash flow hedges	(6)	(5)
Deferred tax on fair value movements on cash flow hedges	2	2

Net gains/(losses) recognised directly in equity	824	(103)

Profit for the year	5,310	5,498

Total recognised income and expense for the year	6,134	5,395

Total recognised income and expense for the year attributable to:
Shareholders	6,012	5,307
Minority interests	122	88

	6,134	5,395

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BALANCE SHEET

	31st December	31st December
	2007	2006
	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	7,821	6,930
Goodwill	1,370	758
Other intangible assets	4,456	3,293
Investments in associates and joint ventures	329	295
Other investments	517	441
Deferred tax assets	2,196	2,123
Derivative financial instruments	1	113
Other non-current assets	687	608

Total non-current assets	17,377	14,561

Current assets
Inventories	3,062	2,437
Current tax recoverable	58	186
Trade and other receivables	5,495	5,237
Derivative financial instruments	475	80
Liquid investments	1,153	1,035
Cash and cash equivalents	3,379	2,005
Assets held for sale	4	12

Total current assets	13,626	10,992

TOTAL ASSETS	31,003	25,553

LIABILITIES
Current liabilities
Short-term borrowings	(3,504)	(718)
Trade and other payables	(4,861)	(4,831)
Derivative financial instruments	(262)	(40)
Current tax payable	(826)	(621)
Short-term provisions	(892)	(1,055)

Total current liabilities	(10,345)	(7,265)

Non-current liabilities
Long-term borrowings	(7,067)	(4,772)
Deferred tax liabilities	(887)	(595)
Pensions and other post-employment benefits	(1,383)	(2,339)
Other provisions	(1,035)	(528)
Derivative financial instruments	(8)	(60)
Other non-current liabilities	(368)	(346)

Total non-current liabilities	(10,748)	(8,640)

TOTAL LIABILITIES	(21,093)	(15,905)

NET ASSETS	9,910	9,648

EQUITY
Share capital	1,503	1,498
Share premium account	1,266	858
Retained earnings	6,475	6,965
Other reserves	359	65

Shareholders’ equity	9,603	9,386

Minority interests	307	262

TOTAL EQUITY	9,910	9,648

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RECONCILIATION OF MOVEMENTS IN EQUITY

	2007	2006
	£m	£m

Total equity at beginning of year	9,648	7,570
Total recognised income and expense for the year	6,134	5,395
Dividends to shareholders	(2,793)	(2,598)
Shares issued	417	316
Shares purchased and held as Treasury shares	(3,537)	(1,348)
Shares purchased and cancelled	(213)	–
Consideration received for shares transferred by ESOP Trusts	116	151
Shares acquired by ESOP Trusts	(26)	–
Share-based incentive plans	237	226
Tax on share-based incentive plans	4	21
Changes in minority interest shareholdings	–	2
Distributions to minority shareholders	(77)	(87)

Total equity at end of year	9,910	9,648

FINANCIAL REVIEW – BALANCE SHEET

Net assets

The book value of net assets increased by £262 million from £9,648 million at 31st December 2006 to £9,910 million at 31st December 2007. This was attributable to a decrease in pension liabilities principally arising from an increase in the rate used to discount UK pension liabilities from 5.0% to 5.75%, a further special contribution to the UK pension schemes and some improvements in asset values, partially offset by changes in inflation and mortality rates. At 31st December 2007, the net deficit on the Group’s pension plans was £156 million.

The carrying value of investments in associates and joint ventures at 31st December 2007 was £329 million, with a market value of £1 billion.

On 18th December 2007, GSK acquired all of the share capital of Reliant Pharmaceuticals Inc., a pharmaceutical company based in the USA, specialising in the development and marketing of speciality medicines to combat heart disease. The purchase price of £814 million, including acquisition costs, was represented by preliminary valuations of intangible assets of £613 million, other net liabilities of £149 million and goodwill of £350 million.

Equity

At 31st December 2007, total equity had increased from £9,648 million at 31st December 2006 to £9,910 million. The increase arose principally from retained earnings and actuarial gains on defined benefit pension plans in the year and was partially offset by further purchases of Treasury shares and shares purchased and cancelled.

At 31st December 2007, the ESOP Trusts held 134.6 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,617 million has been deducted from other reserves. The market value of these shares was £1,721 million.

During the year, GSK repurchased £3,537 million of Treasury shares and purchased a further £213 million of shares for cancellation. At 31st December 2007, the company held 504.2 million Treasury shares at a cost of £6,683 million, which has been deducted from retained earnings.

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CASH FLOW STATEMENT
Year ended 31st December 2007

	2007	2006
	£m	£m

Profit after tax	5,310	5,498
Tax on profits	2,142	2,301
Share of after tax profits of associates and joint ventures	(50)	(56)
Finance income/expense	191	65
Depreciation and other non-cash items	1,333	1,138
Increase in working capital	(538)	(471)
Decrease in other net liabilities	(308)	(272)

Cash generated from operations	8,080	8,203

Taxation paid	(1,919)	(3,846)

Net cash inflow from operating activities	6,161	4,357

Cash flow from investing activities
Purchase of property, plant and equipment	(1,516)	(1,366)
Proceeds from sale of property, plant and equipment	35	43
Purchase of intangible assets	(627)	(224)
Proceeds from sale of intangible assets	9	175
Purchase of equity investments	(186)	(57)
Proceeds from sale of equity investments	45	32
Share transactions with minority shareholders	–	(157)
Purchase of businesses, net of cash acquired	(1,027)	(273)
Disposals of businesses and interests in associates	–	5
Investment in associates and joint ventures	(1)	(13)
Interest received	247	299
Dividends from associates and joint ventures	12	15

Net cash outflow from investing activities	(3,009)	(1,521)

Cash flow from financing activities
Increase in liquid investments	(39)	(55)
Proceeds from own shares for employee share options	116	151
Shares acquired by ESOP Trusts	(26)	–
Issue of share capital	417	316
Purchase of own shares for cancellation	(213)	–
Purchase of Treasury shares	(3,538)	(1,348)
Increase in long-term loans	3,483	–
Repayment of long-term loans	(207)	–
Net increase in/(repayment of) short-term loans	1,632	(739)
Net repayment of obligations under finance leases	(39)	(34)
Interest paid	(378)	(414)
Dividends paid to shareholders	(2,793)	(2,598)
Dividends paid to minority interests	(77)	(87)
Other financing cash flows	(79)	16

Net cash outflow from financing activities	(1,741)	(4,792)

Increase/(decrease) in cash and bank overdrafts in the year	1,411	(1,956)

Exchange adjustments	48	(254)
Cash and bank overdrafts at beginning of year	1,762	3,972

Cash and bank overdrafts at end of year	3,221	1,762

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	3,379	2,005
Overdrafts	(158)	(243)

	3,221	1,762

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CASH FLOW STATEMENT
Three months ended 31st December 2007

	Q4 2007	Q4 2006
	£m	£m

Profit after tax	1,076	1,205
Tax on profits	455	505
Share of after tax profits of associates and joint ventures	(10)	(13)
Finance income/expense	67	3
Depreciation and other non-cash items	413	251
Increase in working capital	(165)	(11)
Increase in other net liabilities	92	6

Cash generated from operations	1,928	1,946
Taxation paid	(544)	(441)

Net cash inflow from operating activities	1,384	1,505

Cash flow from investing activities
Purchase of property, plant and equipment	(474)	(470)
Proceeds from sale of property, plant and equipment	12	11
Purchase of intangible assets	(136)	(69)
Proceeds from sale of intangible assets	2	(8)
Purchase of equity investments	(28)	(22)
Proceeds from sale of equity investments	–	10
Share transactions with minority shareholders	–	1
Purchase of businesses, net of cash acquired	(794)	(256)
Disposals of businesses and interests in associates	–	2
Investment in associates and joint ventures	–	(5)
Interest received	39	102
Dividends from associates and joint ventures	1	2

Net cash outflow from investing activities	(1,378)	(702)

Cash flow from financing activities
Increase in liquid investments	(20)	(6)
Proceeds from own shares for employee share options	12	31
Shares acquired by ESOP Trusts	(26)	–
Issue of share capital	49	55
Purchase of own shares for cancellation	(213)	–
Purchase of Treasury shares	(1,208)	(534)
Increase in long-term loans	2,500	–
Net increase in short-term loans	1,181	135
Net repayment of obligations under finance leases	(10)	(7)
Interest paid	(99)	(167)
Dividends paid to shareholders	(667)	(620)
Dividends paid to minority interests	(8)	(6)
Other financing cash flows	(2)	116

Net cash inflow/(outflow) from financing activities	1,489	(1,003)

Increase/(decrease) in cash and bank overdrafts in the period	1,495	(200)
Exchange adjustments	49	(46)
Cash and bank overdrafts at beginning of period	1,677	2,008

Cash and bank overdrafts at end of period	3,221	1,762

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	3,379	2,005
Overdrafts	(158)	(243)

	3,221	1,762

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RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	2007	2006
	£m	£m

Net debt at beginning of the year	(2,450)	(1,237)

Increase/(decrease) in cash and bank overdrafts	1,411	(1,956)
Cash outflow from liquid investments	39	55
Net increase in long-term loans	(3,276)	–
Net (increase in)/repayment of short-term loans	(1,632)	739
Net repayment of obligations under finance leases	39	34
Exchange adjustments	(88)	(9)
Other non-cash movements	(82)	(76)

Increase in net debt	(3,589)	(1,213)

Net debt at end of the year	(6,039)	(2,450)

Short and long term borrowings have increased by approximately £5 billion as a result of the issuance of £2.5 billion under the EMTN programme in Q4 2007 and other borrowing arrangements, principally to fund the new £12 billion share buy-back programme announced in July 2007.

FINANCIAL REVIEW - CASH FLOW

Cash generated from operations was £8,080 million in 2007. This represents a decrease of £123 million compared with 2006. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments to shareholders, together amounting to £6,228 million. The purchase of businesses, principally Domantis and Reliant, cost £1,027 million, net of cash acquired. Receipts of £533 million arose from the exercise of share options: £116 million from shares held by the ESOP Trusts and £417 million from the issue of new shares. In addition, £3,538 million was spent in the year on purchasing Treasury shares and £213 million on purchasing the company’s shares for cancellation. Further issuances of £2.5 billion under the EMTN programme in Q4 2007 contributed to the increased cash position at 31st December 2007.

EXCHANGE RATES

The results and net assets of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiaries, associates and joint ventures into Sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	2007	2006	Q4 2007	Q4 2006
Average rates:
£/US$	2.00	1.85	2.03	1.94
£/Euro	1.46	1.47	1.40	1.50
£/Yen	235	215	229	227
Period-end rates:
£/US$	1.99	1.96	1.99	1.96
£/Euro	1.36	1.48	1.36	1.48
£/Yen	222	233	222	233

During 2007, average sterling exchange rates were stronger against the US Dollar and the Yen compared with 2006. Comparing 2007 period-end rates with 2006 period-end rates, Sterling was also stronger against the US Dollar but weaker against the Euro and the Yen.

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LEGAL MATTERS

The Group is involved in various legal and administrative proceedings; principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the Legal proceedings note in the Annual Report.

At 31st December 2007, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 15) was £1.2 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the Legal matters section of the Results Announcements for the first, second and third quarters of 2007 include:

Intellectual property

With respect to the Group’s application for re-issue of its combination patent for Advair, the US Patent and Trademark Office re-issued that patent in February 2008. The re-issued patent covering the pharmaceutical composition claims has the same September 2010 expiration date as the original composition patent and will be listed in the register of pharmaceutical patents maintained by the US Food and Drug Administration (FDA) (Orange Book).

In February 2008, the Group filed an action in the US District Court for the Eastern District of Pennsylvania against United Research Laboratories, Inc./Mutual Pharmaceuticals Company, Inc. in respect of the Group’s patent relating to the crystalline salt form of carvedilol, the active ingredient in Coreg CR. URL/Mutual had filed an Abbreviated New Drug Application (ANDA) with the FDA with a certification of invalidity, unenforceability and non-infringement of the patents covering the crystalline salt form and delayed release technology used for manufacturing that product which expire in 2023 and 2016, respectively. FDA approval of that ANDA is stayed until the earlier of June 2010 or resolution of the patent infringement action but in no event can such approval issue prior to the expiration of the data exclusivity period in April 2010. The case is in its early stages.

In January 2008, the Group received a certification of invalidity, unenforceability and non-infringement from Barr Laboratories in respect of all three of its listed patents related to Avodart in connection with an ANDA filed by Barr. The basic patent covering the active ingredient in Avodart expires in November 2015; other patents covering the compound generically and its use to treat benign prostate hyperplasia (BPH) expire in September 2013. Upon filing of an infringement action later in February 2008, FDA approval of that ANDA would be stayed until the earlier of July 2010 or resolution of the patent infringement action.

In December 2007, Encysive Pharmaceuticals Inc., Mitsubishi Kasei Corporation and the Group filed an action in the US District Court for the Southern District of New York against Barr Laboratories, Inc. for infringement of Mitsubishi’s pharmaceutical composition patent covering argatroban. Pursuant to a license from Mitsubishi, Encysive has developed argatroban for the treatment of heparin-induced thrombocytopenia and holds the New Drug Application approved by the FDA. Encysive has licensed the US marketing rights to argatroban to the Group. The Mitsubishi patent expires in June 2014. Barr had filed an ANDA with the FDA with a certification of invalidity, unenforceability and non-infringement of the Mitsubishi patent. FDA approval of that ANDA is stayed until the earlier of May 2010 or resolution of the patent infringement action. The case is in its early stages.

In November 2007, the Group filed an action in the US District Court for the District of Delaware against Teva Pharmaceuticals for infringement of one of its patents relating to Combivir. The patent, which covers the combination of AZT and lamivudine to treat HIV, expires in May 2012. Teva had filed an ANDA with the FDA with a certification of invalidity, unenforceability and non-infringement of that combination patent. Teva did not challenge two other patents relating to Combivir that expire in 2010 and 2016. The case is in its early stages.

Developments with respect to tax matters are described in ‘Taxation’ on page 15.

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ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement containing condensed financial information for the twelve and three months ended 31st December 2007 is prepared in accordance with the Listing Rules of the UK Listing Authority, IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2006, except that the following new accounting standards and interpretations have been implemented in 2007:

•	IFRS 7 ‘Financial instruments: disclosures’
•	Amendment to IAS 1 ‘Capital disclosures’
•	IFRIC 9 ‘Reassessment of embedded derivatives’
•	IFRIC 10 ‘Interim financial reporting and impairment’.

None of these has had a material impact on the results of current or prior periods.

In Q4 2007, GSK has introduced a 3-column approach to the income statement. ‘Business Performance’ shows GSK’s underlying results excluding restructuring costs related to the new Operational Excellence programme announced in October 2007 and significant acquisitions. There were no significant acquisition-related restructuring costs incurred in 2006 or 2007. The middle column shows restructuring costs and the ‘Total’ column shows the full IFRS statutory results.

Business performance, a supplemental non-IFRS measure, is the primary performance measure used by management, and is presented after excluding costs of the new Operational Excellence programme, which commenced in October 2007, of £338 million (£261 million after tax). Management believes that exclusion of these items provides a more useful comparison of the Group’s performance for the periods presented. Total results include these items. The Group reported only total results for 2006.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER and compare 2007 business performance results with 2006 total results, unless otherwise stated.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985. The 2007 financial statements have not yet been delivered to the Registrar, nor have the auditors yet reported on them.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2006 have been derived from the full Group accounts published in the Annual Report 2006, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in Sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

INVESTOR INFORMATION

Announcement of Annual Results for 2007
This Announcement was approved by the Board of Directors on Thursday 7th February 2008.

The income statement, statement of recognised income and expense, and cash flow statement for the year ended 31st December 2007 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2007 on 27th February 2008.

Financial calendar
The company will announce first quarter 2008 results on 23rd April 2008. The first interim dividend for 2008 will have an ex-dividend date of 30th April 2008 and a record date of 2nd May 2008. It will be paid on 10th July 2008.

Internet
This Announcement and other information about GSK are available on the company's website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: February 7th, 2008

By:	/s/ Victoria Whyte

VICTORIA WHYTE

Authorised Signatory for and on behalf of GlaxoSmithKline plc